UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2020 (Report No. 4)

Commission file number: 001-39557

SIYATA MOBILE INC.

(Translation of registrant’s name into English)

2200 - 885 West Georgia Street

Vancouver, BC V6C 3E8

514-500-1181

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On December 30, 2020, Siyata Mobile Inc., or the Registrant, announced an adjournment of its Annual General Meeting of Shareholders until February 23, 2021.

Attached hereto and incorporated herein is the Registrant’s press release issued on December 30, 2020, titled “Siyata Mobile Inc. Annual Meeting.”

Exhibit No.	Description
99.1	Press release issued by Siyata Mobile Inc. on December 30, 2020, titled “Siyata Mobile Inc. Annual General Meeting.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIYATA MOBILE INC.
(Registrant)

By:	/s/ Marc Seelenfreund
Name:	Marc Seelenfreund
Title:	Chief Executive Officer

Date: December 30, 2020

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